SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            SIGA Technologies, Inc.
                          ----------------------------
                                (Name of issuer)

                   Common Stock, par value $0.0001 per share
                  ---------------------------------------------
                         (Title of class of securities)

                                  826917-10-6
                                -----------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
                      ------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 8, 2004
                            ------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

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CUSIP No. 826917-10-6                 13D             Page   2    of  10  Pages

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1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Mafco Holdings Inc.

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) |_|
                                                                    (b) |_|

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           WC

-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                         ------------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       5,535,385
BENEFICIALLY
  OWNED BY               ------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       0
    WITH
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,535,385
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,535,385

-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.0%

-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
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


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CUSIP No. 826917-10-6                 13D              Page   3    of  10  Pages

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                MacAndrews & Forbes Holdings Inc.

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                         ------------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       5,535,385
BENEFICIALLY
  OWNED BY               ------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       0
    WITH
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,535,385
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,535,385
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

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CUSIP No. 826917-10-6                 13D             Page   4    of  10  Pages

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1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                TransTech Pharma, Inc.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                5,208,333
                         ------------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY               ------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       5,208,33
    WITH
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,208,333
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.7%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

               This statement ("Amendment No. 2") amends and supplements the statement on Schedule 13D, dated August 13, 2003, filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Holdings") (the "Schedule 13D"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 2 is being filed by Mafco, Holdings and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons (as defined below). The Company has its principal executive offices at 420 Lexington Avenue, Suite 601, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The following is added to the response to Item 3:

               On January 8, 2004, as more fully described in Item 4 below, the Reporting Persons purchased securities of the Company for an aggregate amount of $6,840,595, which funds (i) Mafco and Holdings obtained from cash on hand, and (ii) TransTech obtained from the proceeds of a private placement of its equity securities.

Item 4.        Purpose of Transaction.
               ----------------------

               The following is added to the response to Item 4:

               On January 8, 2004, following approval of the Company's stockholders in accordance with Rule 4350, (A) Holdings purchased (x) 1,278,191 shares of Common Stock at a price of $1.44 per share and (y) the Tranche B-2 Warrant, for no additional consideration, to purchase 639,095 shares of Common Stock, for an aggregate purchase price of $1,840,595, and (B) TransTech purchased (x) 3,472,222 shares of Common Stock at a price of $1.44 per share and (y) the TransTech Warrant, for no additional consideration, to purchase 1,736,111 shares of Common Stock, for an aggregate purchase price of $5,000,000. A copy of the Tranche B-2 Warrant is attached hereto as Exhibit 20 and a copy of the TransTech Warrant is attached hereto as Exhibit 21. The descriptions of the Tranche B-2 Warrant and the TransTech Warrant are qualified in their entirety by reference to the Tranche B-2 Warrant and the TransTech Warrant, respectively.

               Pursuant to the Purchase Agreement, as amended by the TransTech Assignment Letter Agreement, Holdings appointed Paul G. Savas to the Board of Directors of the Company as the Holdings Representative, and TransTech appointed Adnan M. M. Mjalli, Ph.D. to the Board of Directors of the Company as the TransTech Representative.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               The response to Item 5(a) - (b) is amended by deleting the first, second and third paragraphs thereof and substituting the following in lieu thereof:

               Based upon information contained in the Proxy Statement dated December 5, 2003, there were 18,676,851 shares of Common Stock outstanding as of November 26, 2003.

               As a result of the transactions described in Item 4, the Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 5,535,385 shares of Common Stock, representing approximately 22.0% of the Common Stock deemed to be outstanding as of January 8, 2004 (which includes certain shares of Common Stock deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding). The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or would own upon exercise of the Warrants held by such Reporting Persons.

               In addition, TransTech may be deemed to have beneficial ownership of 5,208,333 shares of Common Stock, representing approximately 20.7% of the Common Stock deemed to be outstanding as of January 8, 2004 (which includes certain shares of Common Stock deemed to be beneficially owned by TransTech but not outstanding). TransTech has sole power to vote and dispose of the shares of Common Stock that it owns or would own upon exercise of the TransTech Warrant.

               The following is added to the response to Item 5(a)-(b):

               As of January 8, 2004, although the number of shares of Common Stock that may be deemed to be beneficially owned by each of Messrs. Schwartz and Slotkin remained the same, as a result of the transactions described in
Item 4, each of their deemed beneficial ownership decreased from approximately 0.3% to approximately 0.2% of the Common Stock deemed to be outstanding (which includes certain shares of Common Stock deemed to be beneficially owned by Messrs. Schwartz or Slotkin, as applicable, but not outstanding).

               As of January 8, 2004, although the number of shares of Common Stock that may be deemed to be beneficially owned by Mr. Drapkin, who is also a Director of TransTech, remained the same, as a result of the transactions described in Item 4, his deemed beneficial ownership decreased from approximately 8.9% to approximately 7.2% of the Common Stock deemed to be outstanding as of such date (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Drapkin but not outstanding).

               As of January 8, 2004, although the number of shares of Common Stock that may be deemed to be beneficially owned by Mr. Gittis remained the same, as a result of the transactions described in Item 4, his deemed beneficial ownership decreased from approximately 5.3% to approximately 4.3% of the Common Stock deemed to be outstanding as of such date (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Gittis but not outstanding).

               As of January 8, 2004, although the number of shares of Common Stock that may be deemed to be beneficially owned by Dr. Rose remained the same, as a result of the transactions described in Item 4, his deemed beneficial ownership decreased from approximately 4.1% to approximately 3.3% of the Common Stock deemed to be outstanding as of such date (which includes certain shares of Common Stock deemed to be beneficially owned by Dr. Rose but not outstanding).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
               ----------------------------------------

               The seventh paragraph, describing the Drapkin Warrants and the Drapkin Options, is amended by deleting it in its entirety and substituting the following in lieu thereof:

               Mr. Drapkin holds a warrant (the "Investor Warrant") to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share, and a warrant (the "September 2001 Investor Warrant" and, together with the Investor Warrant, the "Drapkin Warrants") to purchase up to 30,500 shares of Common Stock at an exercise price of $3.552 per share. The September 2001 Investor Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such warrant) would exceed 9.99% of the outstanding shares of Common Stock. The Company may require the Drapkin Warrants to be exercised (subject to the 9.99% limitation with respect to the September 2001 Investor Warrant) if certain conditions set forth in the Drapkin Warrants have been fulfilled. In addition, Mr. Drapkin holds options (the "Drapkin Options") pursuant to the Company's Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan, dated August 15, 2001, to purchase 1,125,000 shares of Common Stock at an exercise price of $2.50 per share.

               The ninth paragraph, describing the Gittis Warrants, is amended by deleting it in its entirety and substituting the following in lieu thereof:

               Mr. Gittis holds a warrant (the "2000 Gittis Warrant") to purchase up to 226,087 shares of Common Stock at an exercise price of $3.4059 per share and a warrant (the "2001 Gittis Warrant" and, together with the 2000 Gittis Warrant, the "Gittis Warrants") to purchase up to 34,091 shares of Common Stock at an exercise price of $3.552 per share. The 2001 Gittis Warrant provides that, within certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Gittis and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such warrant) would exceed 9.99% of the outstanding shares of Common Stock. The Company may require the Gittis Warrants to be exercised (subject to the 9.99% limitation with respect to the 2001 Gittis Warrant) if certain conditions set forth in the Gittis Warrants have been fulfilled.

               The following is added to the response to Item 6:

               On January 8, 2004, TransTech executed a joinder agreement (the "Joinder") to the Registration Rights Agreement. A copy of the Joinder is attached hereto as Exhibit 22. The description of the Joinder is qualified in its entirety by reference to the Joinder.

Item 7.        Material to be Filed as Exhibits.
               ---------------------------------

               Exhibits 20 through 22 are added to the response to Item 7.

               Exhibit 20      Tranche B-2 Common Stock Purchase Warrant.
               Exhibit 21      TransTech Common Stock Purchase Warrant.
               Exhibit 22      Joinder to Registration Rights Agreement by
                               TransTech.

                                  SIGNATURES
                                  ----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:  January 8, 2004


                                       MAFCO HOLDINGS INC.
                                       MACANDREWS & FORBES HOLDINGS INC.


                                       By: /s/ Barry F. Schwartz
                                           Name:  Barry F. Schwartz
                                           Title: Executive Vice President
                                                  and General Counsel

Dated:  January 8, 2004

                                       TRANSTECH PHARMA, INC.


                                       By: /s/ William V. Buccella
                                           Name:  William V. Buccella
                                           Title: Senior Vice President -
                                                  Legal Affairs and Secretary

                                  EXHIBIT INDEX

               Exhibits 20 through 22 are added to the response to the Exhibit Index as follows:

        Exhibit                   Document
        -------                   --------

          20            Tranche B-2 Common Stock Purchase Warrant.
          21            TransTech Common Stock Purchase Warrant.
          22            Joinder to Registration Rights Agreement by TransTech.